EXHIBIT 99.3

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION A

DETAILED BUSINESS REVIEW

CONTENTS

Supplementary Accounting Information	A 1

Consolidated Profit & Loss Account – Statutory Basis	A 6

Reconciliation of Profit & Loss Account

Twelve months to 31 December 2003	A 7

Twelve months to 31 December 2002	A 8

Ongoing Operations Breakdown	A 9

Detailed Business Reviews

UK	A 10

Scandinavia	A 12

United States	A 13

International	A 14

International – Canada	A 15

Group Reinsurances	A 16

Life	A 17

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SUPPLEMENTARY ACCOUNTING INFORMATION

PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group’s profit & loss account and balance sheet:

Longer Term Rate of Return

The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR).This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The basis of calculating the longer term rate of return has changed in 2003 to reflect the new investment policy, as outlined below. The general business result (based on LTIR) of £83m is calculated assuming pre tax returns of 5% on fixed interest securities and 7.5% on equities and assuming that investments have been held throughout the period according to the investment policy. For comparative purposes the LTIR for the year of 2002 would have been £158m lower.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer	Effective return	Effective return
	term return	12 months	12 months
		2003	2002

Equities	7.5%	10.0%	12.8%
Fixed interest	5.0%	4.7%	5.6%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in other activities. Also included in other activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 31 December 2003 recognised on the longer term basis since 1994 amounts to £10.7bn and the total actual investment return for this period is £11.1bn.

Actual Return

	31 December	31 December
	2003	2002
	(audited)	(audited)
	£m	£m
Actual return
Investment income (including Associates)	677	724
Unwind of discounted claims provision	(63)	(53)
Realised gains	482	371
Unrealised losses	(395)	(638)

Total return	701	404

As presented
Recognised in operating result
– General business	704	909
– Other activities	31	46

Total recognised in operating result	735	955
Short term investment fluctuations	(34)	(551)

Total return	701	404

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Investments
There was a modest reduction in the equity exposure of the Group during the year of 2003 with the aggregate value of holdings being approximately £1.2bn at the end of the period. This is in line with our policy target.

The fixed interest portfolios continue to be concentrated on high quality short dated bonds. Reflecting the short duration and the continued strength in global bond markets the average yield of the fund fell marginally to stand at 3.6% at 31 December 2003. Exposure to bonds rated AA and above continued to stand at approximately 83% of total bond exposure whilst exposure to non investment grade bonds was less than 1%.

Dated Loan Capital
The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital decreased by £5m during 2003 due to foreign exchange movements.

Goodwill
Goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the twelve months to 31 December 2003 is £24m.

Goodwill on Acquisition of Claims Provisions
The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the twelve months to 31 December 2003 is £19m.

Pension and Post Retirement Commitments
On an FRS 17 basis the total shortfall before allowance for deferred tax has reduced from £724m at 31 December 2002 to £675m at 31 December 2003. No credit has been taken for a deferred tax asset in the US and as such the net shortfall has increased from £494m to £525m. The majority of the shortfall arises in respect of the UK and US schemes. For the US the situation is being managed as part of the orderly reorganisation of the US business.

In the UK, as announced last year, employee contributions are to commence in 2004. Extra employer contributions of £73m gross, £51m net of tax, were paid in 2003, and additional contributions of £43m per annum gross, £30m net of tax, are planned for nine years from 2004.

Given the inherent volatility of the FRS 17 position, which will vary from year to year, we believe the corrective actions announced last year continue to be appropriate for managing the position over a reasonable period, taking into account the long term nature of the pension obligations. The position is reviewed on a regular basis.

The profit & loss account charge in the UK in 2003, under SSAP 24, equated to 13% and 20% of salaries dependent on the fund.

Asbestos Developments

Turner & Newell
In May 2003, there was a UK High Court ruling against us in favour of Turner & Newell, an asbestos products manufacturer in administration. This ruling involved a unique situation and the judgement covers just part of this complicated case, following the court’s earlier decision to split proceedings. It does not mean the end of what is likely to be a protracted process. We have been given leave to appeal on a number of issues in the original judgement, which will be heard in 2004.

Proposed US Asbestos Legislation
Senate Bill 1125, which would create the Fairness in Asbestos Injury Resolution Act of 2003, is currently pending before the United States Senate. The proposed bill in its current form would establish a privately financed trust fund to provide payments to individuals with asbestos related illnesses and would remove asbestos claims from the tort litigation system for the duration of the fund. The trust would be funded with US$100bn and would be financed by primary insurers, reinsurers and industrial enterprises. The proposed bill would establish the US Court of Asbestos Claims as the sole forum for asbestos claim resolution and would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust. If the bill passes in its current form, the US insurance industry would be responsible for funding a certain share of the trust fund (estimated to be US$52bn). The industry would then have the option of agreeing to an allocation of that amount among individual insurers or, failing agreement, an allocation commission would be established by the US federal government to allocate responsibility for funding the insurance industry’s share among individual insurers. The Group is not a member of the core working group helping to develop the proposal, but has been closely involved in discussions relating to the bill through industry groups.

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There have been some amendments proposed to the bill, which do not yet form part of the bill. These include a change in the allocation to insurers (proposal estimate US$46bn). The new proposal is that the industry allocation between individual insurers would be determined by a new ground up reserve analysis, to be undertaken by each insurer according to uniform rules.

Passage of Senate Bill 1125, in its current or an amended form, is far from certain. Similarly, there are concerns once the fund is exhausted, as claimants would have a right to return to the tort system. The return would be confined to the Federal court using the same medical conditions as the fund, which are different to the categories applied in the traditional tort system. There can be no assurance that Senate Bill 1125, if ultimately passed, and the amount and timing of any payments by the Group to the trust established there under, would not have a material adverse effect on the Group’s consolidated financial position, results of operations or cash flows.

Asbestos Reserves
The technical provisions include £642m for asbestos in the UK and US. These provisions can be analysed by where the risks were written and by survival ratio. Survival ratio is an industry standard measure of a company’s reserves expressing recent year claims payments or notifications as a percentage of liabilities.

The following table outlines the asbestos provisions as at 31 December 2003 analysed by risk and survival ratio:

As at 31 December 2003	Total	UK risks written in UK	US risks written in UK	US risks written in US
Provisions	£m	£m	£m	£m
Net of reinsurance	967	449	178	340
Net of discount	642	307	130	205
Survival ratios – On payments
(Gross of discount)
One year	28	32	63	19
Three year average	27	46	33	16
Survival ratios – On notifications
(Gross of discount)
One year	21	23	22	18
Three year average	19	25	31	13
As at 31 December 2002
Survival ratios – On payments
(Gross of discount)
One year	23	50	37	13
Three year average	24	45	30	15
Survival ratios – On notifications
(Gross of discount)
One year	14	16	25	10
Three year average	16	17	46	12

UK risks written in the UK
The majority of business in this area is employers’ liability (EL) written through UK commercial regions with a small amount of public and products liability. The underlying method for the estimation of asbestos requirements for UK EL depends critically on establishing a distribution of expected deaths from asbestos related disease, which is then adjusted to allow for the delay between claim and death of claimant. Calibration of the resultant distribution to Group experience of reported claims allows an estimate of future numbers of claims against the Group to be produced.

Average claim cost is monitored from claim notifications over time, and from this data, after adjustment for inflation, a view is taken of current average claims cost taking into account evidence of trends etc. The average costs observed will reflect the proportion of claims cost being borne by the Group as a result of current sharing agreements amongst insurers, which in turn reflects the Group’s proportion of claimant exposure periods.

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The IBNR provision is then estimated by applying the assumed average claim cost and inflation to the numbers estimated for each future year of claim registrations.

US risks written in the UK
US asbestos exposure arises from a variety of sources including London market ‘direct’ business written through Marine operations many years ago, inward reinsurance exposures also written through London market and from participation in UK aviation pools.

Estimation on all areas of exposure is primarily based on a ground-up analysis of direct insureds or cedents, reflecting the likelihood and timing of any breaches of the different layers of exposure written by the Group, and thereby the financial costs and cashflows involved.

US risks written in the US
The following table provides a breakdown of the reserves before discount of the US risks written in the US:

As at 31 December 2003	Policyholders	Total Paid	Paid in 2002	Paid in 2003	Case Reserves	% of Case Reserves	Unassigned IBNR	Total Reserves
		$m	$m	$m	$m		$m	$m
Open Accounts
Major	11	39	5	1	12	13%
Peripheral	349	187	23	26	69	77%

Total Open	360	226	28	27	81	90%
Closed Accounts
Major	9	116	4	3	—
Peripheral	365	43	1	—	—

Total Closed	374	159	5	3	—

Sub Total	734	385	33	30	81	90%

Other		51	6	3	9	10%

Total		436	39	33	90	100%	518	608

The major category is primary asbestos defendants who manufactured and distributed asbestos products where most are expected to exhaust the majority of available insurance coverage.

The peripheral category is a newer group of defendants brought into litigation due to bankruptcies in major defendant group. Some may have manufactured, distributed, or installed asbestos containing products, but exposure is more limited. Others owned or operated premises where asbestos products were used, giving rise to premises rather than products claims.

Impact of Foreign Exchange on Quarterly Movements
Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates. The quarterly movement reported in the statistical analysis is the difference between the current result at the latest period end rate and the previous quarter’s result at the period end rate at that date. The quarterly movement therefore includes the exchange impact of the restatement of the previous period end results at the latest period end rates of exchange.

Exchange Rates

	31 December	31 December
	2003	2002

US Dollar	1.79	1.61
Canadian Dollar	2.31	2.54
Danish Kroner	10.57	11.40
Australian Dollar	2.38	2.86

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Rating Movements
Rate movements being achieved for risks renewing in December 2003 versus comparable risks renewing in December 2002 were as follows:

	Personal		Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%

UK	7	9	5	15	12
US	12	11	12	18	17
Canada	20	16	25	30	28
Scandinavia	12	11	9	3	14

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CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

		Restated	ˆ
	12 Months	12 Months
	2003	2002
	(audited)	(audited)
	£m	£m

Balance on the technical account for general business (excluding investment return allocated to the general business technical account)	(898)	(968)

Balance on life business technical account gross of tax (excluding investment return allocated from the long term business technical account)	559	187

Investment income	1,098	1,052
Interest on dated loan capital	(53)	(52)
Unrealised losses on investments	(395)	(638)
Loss from non insurance activities	(31)	(26)
Central expenses (including reorganisation costs)	(94)	(48)
Amortisation of goodwill	(24)	(60)
Goodwill impairment	—	(653)

	162	(1,206)

Total Group operating loss	133	(1,202)
Share of results of associated undertakings	29	(4)

Profit/(loss) on ordinary activities before exceptional items and tax	162	(1,206)
(Loss)/profit on disposal of subsidiary undertakings	(308)	253

Loss on ordinary activities before tax	(146)	(953)
Tax on loss on ordinary activities	(217)	91

Loss on ordinary activities after tax	(363)	(862)
Attributable to equity minority interests	(19)	(9)

Loss for the period attributable to shareholders	(382)	(871)
Cost of preference dividend	(9)	(9)
Cost of ordinary dividend	(111)	(86)

Transfer from retained profits	(502)	(966)

Earnings per ordinary share ˆ #	(19.6)p	(49.8)p
Diluted earnings per ordinary share ˆ #	(19.6)p	(49.8)p

ˆ See note 1 on page 14
# See note 3 on page 14

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

TWELVE MONTHS TO 31 DECEMBER 2003

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ EV		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m

Underwriting loss	(621)		(621)
Reorganisation costs	(171)							(171)
Amortisation of goodwill in acquired claims provisions	(19)						(19)
Equalisation provisions	(24)							(24)

		(835)	(621)				(19)	(195)
Unwind of discount in respect of claims outstanding		(63)	(63)

		(898)	(684)				(19)	(195)
Life technical result	625			181				444
Amortisation of EV	(5)						(5)
Write off of EV	(61)							(61)

		559		181			(5)	383
Gross investment income	663
Realised gains	482

		1,145	767	(13)	30				361
Investment expenses and loan interest		(74)			(74)
Income from associates		27			27

Investment income		1,098	767	(13)	(17)				361
Interest on dated loan capital		(53)				(53)
Unrealised losses		(395)							(395)
Loss from non insurance activities		(31)			(31)
Central expenses		(94)			(63)			(31)
Amortisation of goodwill		(24)					(24)

		162	83	168	(111)	(53)	(48)	157	(34)

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

TWELVE MONTHS TO 31 DECEMBER 2002

			General	Life	Other	Interest	Amortisation	Other	Short term
			business	business	activities	on dated	of goodwill	items	investment
			result	result		loan	/ EV		fluctuations
						capital
			£m	£m	£m	£m	£m	£m	£m

Underwriting loss	(820)		(820)
Reorganisation costs	(71)							(71)
Amortisation of goodwill in acquired claims provisions	(25)						(25)
Equalisation provisions	1							1

		(915)	(820)				(25)	(70)
Unwind of discount in respect of claims outstanding		(53)	(53)

		(968)	(873)				(25)	(70)
Life technical result	205			205
Amortisation of EV	(13)						(13)
Reorganisation costs	(5)							(5)

		187		205			(13)	(5)
Gross investment income	765
Realised gains	362

		1,127	962	22	56				87
Investment expenses and loan interest		(94)			(94)
Income from associates		19			19

Investment income		1,052	962	22	(19)				87
Interest on dated loan capital		(52)				(52)
Unrealised losses		(638)							(638)
Loss from non insurance activities		(26)			(23)			(3)
Central expenses		(48)			(48)
Amortisation of goodwill		(60)					(60)
Goodwill impairment		(653)					(653)

		(1,206)	89	227	(90)	(52)	(751)	(78)	(551)

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ONGOING OPERATIONS BREAKDOWN

We have displayed the results of our ongoing operations separately. Full details can be found in the statistical analysis in Section B of this release. It is our intention to continue to report these results separately in future.

The following operations have been classed as closed, disposed or transferred for this purpose:

•	UK Personal
>	Terminated intermediated contracts
>	Healthcare & Assistance
>	DMI

•	UK Commercial
>	Financial Solutions
>	Inwards Reinsurance

•	US
>	RSUI
>	Financial Services
>	Standard personal lines and certain commercial lines under the Travelers renewal rights
>	Risk managed and global
>	ProFin
>	DPIC
>	Grocers

•	International
>	France
>	Puerto Rico

•	Australia / New Zealand

There is no closed, disposed or transferred business in Scandinavia or Canada.

The UK Healthcare & Assistance business premium included in closed, disposed or transferred business is impacted by a one off reinsurance premium to cover the existing liabilities of the Healthcare & Assistance operation from the completion of its disposal.

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DETAILED BUSINESS REVIEWS

UNITED KINGDOM

PERSONAL	2003	2003	2002
	Ongoing	Total	Total
	£m	£m	£m

General business net premiums written	862	1,183	1,647
Underwriting result	(21)	(56)	(149)
Operating ratio	101.5%	103.7%	110.4%

>	Excluding the terminated corporate household contracts, household premiums have fallen by 3%, before the effect of the quota share, principally due to loss of volume while continuing to push rate increases. We announced on 31 July that we would cease to renew the HBoS book of business with effect from 31 December 2003. In a full year this will reduce premium by some £400m.

>	Motor premiums fell 16% before the effect of the quota share, reflecting the action being taken to restore profitability in the broker book, including the withdrawal from some business segments. This has been offset in part by 48% growth in product sales by MORE TH>N, which is ahead of target and where retention rates remain strong.

>	The ‘other’ line includes a reinsurance premium of £170m to provide reinsurance for the existing liabilities of the UK healthcare & assistance operation from the completion of its disposal.

>	As we reported in our third quarter statement, subsidence costs began to increase in September and this continued into quarter four, peaking in October. At the time of our quarter three report we anticipated that gross subsidence cost would be £125m in 2003 and our full year figures reflect this.

>	The overall household underwriting result improved by £35m compared to 2002, despite the subsidence event, as a consequence of the actions taken to restore profitability and helped by relatively benign weather during the year.

>	There has been a significant improvement in the motor underwriting result driven by the restructure of the intermediated book, growth in MORE TH>N and the absence of reserve strengthening in the current year.

>	The underwriting result reflects a decrease in generic brand marketing spend by MORE TH>N of £6m over 2002, the emphasis is moving towards more product related marketing.

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UNITED KINGDOM

COMMERCIAL	2003	2003	2002
	Ongoing	Total	Total
	£m	£m	£m

General business net premiums written	1,649	1,666	1,774
Underwriting result	157	77	1
Operating ratio	91.2%	95.8%	98.2%

>	Underlying commercial premiums are broadly in line with 2002 excluding the reduced participation in the aviation business and the effect of the quota share.

>	Over the course of the year we have seen a strong rating environment in casualty and property where some volume loss is being experienced. In the latter part of the year the level of rating increase has reduced. Rating increases are less in the motor account where remedial rating action was taken earlier. We continue to maintain our focus on achieving the right technical price across all classes.

>	As a whole the commercial account again produced an underwriting profit both in the quarter and full year. Weather has been benign and this has contributed £43m towards the improvement in the underwriting result. In addition, rating increases from previous years together with more disciplined underwriting and risk selection continue to be a primary driver of the result.

>	Another excellent result from property accounts for the majority of the improvement in the overall result. Strong rating action and underwriting action in 2002 has been continued into 2003.

>	Excluding further reserve strengthening of £50m and the impact of the increased quota share arrangement, the casualty account continues to show performance improvement with rating action in both 2002 and 2003 being the primary driver.

>	The ‘other’ account predominantly consists of closed or transferred business, the aviation pool and the marine business. Additional reserve strengthening in these businesses and reduced participation in the aviation pool both adversely impacted the result, although this is partly offset by a good performance in marine.

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SCANDINAVIA

PERSONAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m

General business net premiums written	618	618	567	525
Underwriting result	(32)	(32)	(40)	(37)
Operating ratio	104.2%	104.2%		107.3%

>	Premium growth of 10%, adjusted for exchange rate movements and the increase in the quota share arrangement, is driven by rating increases and good new business growth in Sweden.

>	The underwriting loss for the full year is due to the continued strengthening of outstanding claims reserves in Sweden in respect of bodily injury claims.

COMMERCIAL
	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m

General business net premiums written	549	549	460	427
Underwriting result	28	28	(53)	(49)
Operating ratio	94.1%	94.1%		111.8%

>	Net written premium grew by 22%, adjusted for exchange movements and the increase in the quota share arrangement, as we continued to drive through rating increases across the Region.

>	In Sweden, commercial lines have grown by 39% as a result of ongoing rate increases and underwriting action. This has led to an underwriting profit for the year. We have seen some reduction in motor and property volumes as a result.

>	Denmark also saw good premium growth of 6% and produced an underwriting profit, reflecting benign weather and continued rating and underwriting actions.

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UNITED STATES

PERSONAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m

General business net premiums written	216	460	423	470
Underwriting result	13	21	(20)	(22)
Operating ratio	94.1%	95.7%		104.7%

>	The continuing business comprised the non standard auto portfolio which had a good result with a combined operating ratio of 94.1%. The premium decreased by 7% following the withdrawal from a number of less profitable states.

>	The closed, disposed or transferred business comprised the standard preferred auto and household business, which was part of the renewal rights deal made with Travelers during September 2003.

COMMERCIAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m

General business net premiums written	145	630	1,282	1,425
Underwriting result	8	(672)	(365)	(406)
Operating ratio	94.2%	160.1%		129.0%

>	The ongoing business comprised the programs portfolio, which produced a combined ratio of 94.2%.

>	The closed or transferred business comprised the portfolios that were part of the renewal rights deal made with Travelers during September 2003 and a smaller deal with XL transferring the renewal rights of the risk managed property book in October 2003. Also included in the closed, disposed and transferred business lines are RSUI, DPIC and Grocers. The poor result in these businesses is largely due to the further reserve strengthening in the year but also to the effects of windstorms in May and hurricane Isabel in September.

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INTERNATIONAL

PERSONAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m

General business net premiums written	361	370	552	530
Underwriting result	27	26	(56)	(51)
Operating ratio	92.6%	92.9%		109.9%

>	Excluding closed and transferred business and exchange rate effects, and the effect of the quota share, underlying premiums reduced by 32%. Premiums and results for operations disposed of during 2002, including Benelux, Germany and Italy Direct, have been included in Other Europe and Middle East in Section B statistical analysis.

>	Premium in LAC was broadly flat, excluding the exchange rate movement. The personal lines markets continue to be competitive.

>	Premium in Asia reduced by 4%, excluding the exchange rate movement, as a result of closed and transferred business and the impact of SARS in Hong Kong and Singapore.

>	Other Europe and Middle East showed an improved performance, reflecting benign weather and continuing underwriting actions.

>	The underwriting result and combined ratios improved across all continuing LAC operations.

>	Asia continued to show an underwriting profit and significant improvement in the combined ratio from better underlying performance.

COMMERCIAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m

General business net premiums written	373	395	557	549
Underwriting result	8	10	(59)	(57)
Operating ratio	97.1%	97.4%		109.7%

>	Excluding closed and transferred business, exchange effects and the impact of the quota share, underlying premiums decreased by 16%, primarily driven by a focus on more profitable business. Premiums and results for operations disposed of during 2002, including Benelux, Germany and Italy, have been included in Other Europe and Middle East in Section B statistical analysis.

>	Other Europe and Middle East produced an underwriting profit for the year, with all operations producing combined ratios of sub 100%.

>	All ongoing operations in LAC produced an underwriting profit, despite a number of large losses during September and December.

>	The improvement in the Asia result is as a result of lower expenses and improved underlying loss ratios across the region, offset by a slight increase in large claims including SARS.

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INTERNATIONAL – CANADA

PERSONAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m

General business net premiums written	374	374	383	348
Underwriting result	(10)	(10)	(51)	(47)
Operating ratio	100.9%	100.9%		114.6%

>	Excluding the quota share effect, personal premiums grew by 4% with continued strong growth by the Johnson Corporation, helped by portfolio acquisitions, and offsetting a further decline in unprofitable segments.

>	Personal motor premiums grew by 5%, excluding exchange rate and the quota share effect, as rating actions continued. We are seeing volume reductions for both Agilon and personal intermediated.

>	The household account continues to show an underwriting profit for the year. The overall cost of Hurricane Juan and the British Colombia bushfires was £6m.

>	The motor account showed an underwriting loss for the quarter, but is running C$93m (£40m) better than the full year 2002 primarily as a result of reserve strengthening, particularly in Ontario, during 2002. This is despite a deterioration in the results of the involuntary pool business. We continue to address our exposure to the pool.

COMMERCIAL	2003	2003	2002	2002
	Ongoing	Total	Adjusted	Original
	£m	£m	£m	£m

General business net premiums written	129	129	197	179
Underwriting result	(8)	(8)	(39)	(35)
Operating ratio	110.4%	110.4%		120.2%

>	Commercial property, auto and liability premiums all declined significantly, excluding the quota share effect. Property premiums reduced by 32% and liability by 33%, due to portfolio restructurings that began at the end of 2002. Motor premiums reduced by 37% following the withdrawal from long haul trucking business.

>	The overall cost of hurricane Juan and the British Colombia bushfires was £3m.

>	The improvement in the commercial property full year underwriting result continued, as we saw further benefit from the programme of underwriting and rating actions that have been implemented over the last couple of years.

>	Commercial motor also benefited from the underwriting and rating actions taken, which have significantly improved the current accident year. However, we have seen an increase in the expense ratio due to the fall in premium income.

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GROUP REINSURANCES

	2003	2003	2002
	Ongoing	Total	Original
	£m	£m	£m

General business net premiums written	(27)	(27)	5
Underwriting result	(18)	(18)	3

>	The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances as well as a central margin.

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LIFE

	2003	2002	2002
		Adjusted	Original
	£m	£m	£m

Life business net premiums written	1,473	1,937	1,882
Life business result	546	218	209

>	The reduction in UK net written premium reflects the decision to close the life funds to new business with effect from 1 September 2002.

>	The reduction in both the premium and the life business result reflects the disposals of the life companies in Benelux, Germany, Isle of Man, Luxembourg and the Dublin based Eurolife operation. Additionally, the result includes a £444m surplus release from Phoenix and an embedded value write down of £61m. This result also reflects the operations disposed within the initial public offering of Promina in May, of which the net written premiums are £72m for 2003 (2002 adjusted: £232m, 2002 original: £209m). The life business result in respect of Promina includes £12m for 2003, (2002 adjusted: £39m, 2002 original: £35m).

Detailed Business Review	A17